Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: August 23, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following materials are being used by Wachovia in presentations to investors

The following materials are being used by Wachovia in presentations to investors

Wachovia Corporation

Investor Update August 2004

Bob Kelly, CFO

Wachovia in perspective

Diversified scale businesses

TTM Segment Earnings* — $4,944 million

Parent $33 1%

General Bank $2,676

54%

11%

Capital Management $548

4%

Wealth Management $179

30%

Corporate & Investment Bank $1,508

* Trailing twelve months as of June 30, 2004. Represents net income available to common shareholders; segment earnings prepared under generally accepted accounting principles exclude merger-related and restructuring expense, which equaled $253 million after-tax.

Page 1 – #3725 IR Update

Wachovia in perspective

Diversified scale businesses

Key Business Lines 2004 YTD Revenues ($ millions) U.S. Rank

General Bank $ 5,005

(Retail, small business and commercial banking)

2,500 branches, 4,400 ATMs #3

Capital Management $ 2,819

Retail Brokerage: 10,800 registered reps #3

Mutual funds: $ 104 billion in assets #18

Wealth Management (Private Banking) $ 527

67,000 clients, $60 billion client AUM

Commercial insurance agency #3 of U.S. Banks

Corporate and Investment Bank $ 2,606

2,600 middle-market clients

Preferred securities* #3

Loan syndications* #4

Cash management #2

High yield* #7

*YTD 2004 league table ranking based on lead number of issues/deals.

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Service momentum

Superior customer service

Customer Satisfaction Scores*

6.54 6.57 6.38 6.29 20% 6.13

Customer Attrition

5.59

12%

1Q99 1Q00 1Q01 2Q02 2Q03 2Q04

*Data is from independent studies conducted with customers who transact in our Financial Centers. Scores prior to 1Q02 for legacy First Union only. Scale of 1–7.

Led 2003 American Customer Satisfaction Index — University of Michigan

Score 2003 vs. 2000 Wachovia 76 +15.2%

Bank of America 74 +17.5% Bank One 70 0.0% Wells Fargo 68 +1.5% All Others 76 +5.6%

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Wachovia in perspective Vast distribution network

Wachovia Financial Centers SouthTrust Financial Centers Wachovia Brokerage Offices

*Pro forma for SouthTrust transaction scheduled to close 4Q04.

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Wachovia in perspective

Revenue and earnings* momentum

2Q04 vs. 2Q03 Growth

5%

General Bank

16%

Wealth 13%

Management 49%

Corporate and 18%

Investment Bank 56%

Capital 63% Management 44%

Revenue Earnings*

*Represents net income available to common shareholders excluding merger-related and restructuring expenses.

Page 5 – #3725 IR Update

Credit reserve coverage

Wachovia vs. peers

June 30, 2004

Reserves/ NPAs Reserves/ Annual Provision

% Rank x Rank

Bank of America Corporation 276 1 2.8 4

U.S. Bancorp 260 2 2.9 3

Wells Fargo & Company 244 3 2.2 7

Wachovia Corporation 241 4 9.6 1

J.P. Morgan Chase 160 5 4.9 2

Citigroup 143 6 2.0 9

HSBC* 94 7 2.2 7

Royal Bank of Scotland* 90 8 2.8 4

Barclays* 82 9 2.5 6

UBS* 63 10 NM

Average 165 3.5

SouthTrust Corporation 255 4.4

*Data for Barclays, HSBC and Royal Bank of Scotland is presented on a U.K. GAAP basis and UBS on an International GAAP basis.

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Moving forward

Strategically focused on managing for growth

Focus on maintaining employee engagement Focus on building customer loyalty Focus on execution of revenue growth strategies Focus on improving cost structure and operating efficiencies Focus on financial strength and corporate governance Focus on SouthTrust merger approval and successful merger integration

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SouthTrust rationale

Creates $1 billion of shareholder value for WB shareholders based on announcement assumptions in June 21st investor deck

Upside shareholder value potential exceeds $1.6B including achievable revenue synergies

Strengthens competitive positioning in fast growing Southeast Provides additional scale and growth opportunities to General Bank

Offers significant revenue synergies, yet none are assumed

Deepens and expands base of key human capital

Extends General Bank’s footprint

Accelerates Texas strategy

Expense efficiencies reasonable and achievable Low-risk integration

Clean, straightforward systems environment

Vast majority of integration activities are GBG related

Only two deposit conversions required

Integration plans further along than WB/FTU integration at this point in timeline

Capacity considerations require less system analysis and allows for handling of more accounts for less cost

Page 8 – #3725 IR Update

Cautionary statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between Wachovia Corporation and SouthTrust Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Wachovia’s and SouthTrust’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets” and similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule and without greater divestitures than anticipated; (6) the failure of Wachovia’s and/or SouthTrust’s shareholders to approve the merger; (7) enforcement actions by governmental agencies that are not currently anticipated; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (10) changes in the U.S. and foreign legal and regulatory framework; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s capital markets and asset management activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Wachovia or SouthTrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

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Additional information

The proposed merger between Wachovia Corporation and SouthTrust Corporation will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above.

Page 10 – #3725 IR Update

The following is a transcript of a portion of a video broadcast made available to Wachovia employees

[ MUSIC ]

>> HELLO AND WELCOME TO “THE WMC SHOW.”

I’M JENNIFER GABRY AND WILL BE YOUR HOST FOR THIS EDITION OF THE SHOW.

WE ARE VERY EXCITED TO HAVE ALL OF OUR KEY BUSINESS LEADERS HERE TODAY.

GEORGE ROSARIO, GARY SUESS, AND DAVE KEELING WILL BE IN OUR IN THE SPOTLIGHT SEGMENT TO UPDATE YOU ON EVERYTHING FROM MIDYEAR SUCCESSES, FINANCIAL UPDATES, CUSTOMER SERVICE SCORES, AND FUTURE PLANS FOR WACHOVIA MORTGAGE.

WE WILL ALSO HAVE AN OPERATIONAL EXCELLENCE UPDATE TO PROVIDE TO YOU FROM JANE HOFFMAN.

FIRST, LET ME START BY INTRODUCING YOU TO OUR WACHOVIA MORTGAGE PRESIDENT, C.D. DAVIES.

HE WILL GIVE YOU AN UPDATE ON THE NEW LEADERSHIP ADDITIONS AND CHANGES.

HE WILL ALSO HIGHLIGHT WHERE WE ARE IN GROWING OUR MARKET SHARE AND THE PROGRESS BEING MADE IN IMPLEMENTING OUR NEW LOAN PROCESSING SYSTEM.

HE WILL ALSO TOUCH ON PROGRESS WITH OUR SOUTHTRUST MERGER AND AS ALWAYS, WE WILL HEAR A WORD FROM OUR SPONSORS, UNITED GUARANTY.

ON A SIDE NOTE, WE’RE ALWAYS WELCOME TOUR FEEDBACK AND ARE INTERESTED IN YOUR IDEAS.

SO IF YOU HAVE AN IDEA OR ANY QUESTIONS ABOUT THE SHOW, PLEASE CALL RONNIE FUHRMAN OR REGINA KAISER.

THEY’LL BE HAPPY TO DISCUSS THE SHOW WITH YOU.

SO WITH THAT SAID, GRAB A SEAT AND TODAY’S SHOW IS ABOUT TO BEGIN.

[ MUSIC ]

THANKS, JENNIFER.

WE RECENTLY COMPLETED A SELECTION OF OUR LEADERSHIP TEAM, AND I’M HAPPY TO SAY THAT WE NOW HAVE WHAT I BELIEVE TO BE ONE OF THE BEST ORGANIZATIONS IN THE INDUSTRY.

LET ME BEGIN BY THANKING GEORGE ROSARIO WHO RECENTLY ANNOUNCED HIS RETIREMENT WITH THE COMPANY AFTER 28 YEARS OF SERVICE.

HE HAS AGREED TO STAY ON THROUGH FEBRUARY TO HELP US TRANSITION THROUGH THE SOUTHTRUST MERGER.

WINSTON WILKINSON HAS BEEN NAMED AS THE NEW DIRECTOR OF RETAIL LENDING AND COMES TO US WITH 13 YEARS OF MANAGEMENT EXPERIENCE WITH THE GENERAL BANK.

WINSTON’S BACKGROUND WILL HELP WACHOVIA MORTGAGE EXPAND OUR INTERNAL OPPORTUNITIES WITH OUR RES GROUP, WITH THE GENERAL BANK AND OTHER INTERNAL PARTNERS WHILE ALSO ENHANCING OUR FOCUS ON EXTERNAL MORTGAGE INITIATIVES.

TERRY STILLMAN HAS ACCEPTED THE POSITION OF HEAD OF TRADITIONAL RETAIL LENDING REPORTING TO WINSTON WILKINSON AND GEORGE EFFECTIVE AFTER THE MERGER CONSUMMATION.

CURRENTLY, TERRY IS THE HEAD OF PRODUCTION FOR SOUTHTRUST MORTGAGE WITH RESPONSIBILITY FOR THE SALES FORCE INCLUDING ALL LOAN OFFICERS, PRODUCING MANAGERS AND PRODUCTION SUPPORT PERSONNEL.

TOM WOOD HAS BEGIN THE POSITION OF DIRECTOR OF OPERATIONS THIS MONTH.

THIS WAS A NEW POSITION I CREATED TO MANAGE ALL ASPECTS OF OPERATIONS WITHIN ALL ORGANIZATIONS.

THIS POSITION HAS RESPONSIBILITY FOR POST-CLOSING AND PROCESS STANDARDIZATION AS WELL AS THE LOAN PROCESSING SYSTEM.

HE WILL ALSO BE WORKING CLOSELY WITH KIRK BARE ON OPERATIONAL EXCELLENCE.

HIS TEAM INCLUDES OPERATIONS MANAGERS WITH DUAL RESPONSIBILITY TO THEIR LINE OF BUSINESS WITHIN WACHOVIA MORTGAGE AS WELL AS TO TOM.

MICHELLE ASHWORTH ACCEPTED THE DIRECTOR OF ASSET MANAGEMENT POSITION THAT COMBINED THE RESPONSIBILITY FOR ASSET MANAGEMENT AND SECONDARY MARKETING.

HER EXPERTISE IN ALTERNATIVE AND NONCONFORMING LENDING COUPLED WITH OUR COMPANY’S STRENGTH IN CONFORMING LOANS WILL HELP ASSET MANAGEMENT BECOME A VEHICLE TO GAIN COMPETITIVE ADVANTAGE AND INCREASE OUR MARKET SHARE. LISA COOKSON CONTINUES TO LEAD US AS THE DIRECTOR OF STRATEGIC INITIATIVES.

DAVE KEELING CONTINUES AS OUR DIRECTOR OF THIRD-PARTY LENDING.

GARY SUESS CONTINUES TO LEAD DIRECT LENDING AND JENNIFER GABRY CONTINUES IN HER ROLE AS HEAD OF BUSINESS DEVELOPMENT.

IN ADDITION, MY TEAMS INCLUDES A NUMBER OF CORPORATE PARTNERS THAT ARE KEYS TO OUR SUCCESS.

THEY INCLUDE GREG MYERS WITH RISK, ANGELA WEBB WITH HR, DEBBIE CRAIG WITH FINANCE, STEVE DANIELS IN TECHNOLOGY, LYNETTE HEMLER IN BUSINESS RISK, AND JOHN LINCOLN WITH OUR CUSTOMER EXPERIENCE.

I’M CONFIDENT THAT OUR LEADERSHIP TEAM WILL ENABLE WACHOVIA MORTGAGE TO REACT QUICKLY WHEN NECESSARY AND ADAPT TO NEW INDUSTRY TRENDS.

THIS IMPRESSIVE LIST OF LEADERS, ALONG WITH EACH AND EVERY ONE OF YOU, WILL HELP TAKE WACHOVIA MORTGAGE TO THE NEXT LEVEL IN BECOMING A TOP 10 MORTGAGE PROVIDER.

AS MANY OF YOU HAVE HEARD, GROWING MARKET SHARE IS ONE OF OUR PRIMARY FOCUSES.

I AM PLEASED TO REPORT THAT WE SAW AN 8% POSITIVE GAIN ON OUR SECOND QUARTER MARKET SHARE GROWTH.

THIS IS THE FIRST QUARTER IN SIX THAT WE HAVE SEEN AN INCREASE, AND IT IS A DIRECT RESULT OF THE GREAT WORK YOU AND YOUR COLLEAGUES ARE DOING EVERY DAY.

THANK YOU FOR YOUR FOCUS ON THIS INITIATIVE, AND I LOOK FORWARD TO SHARING MORE POSITIVE RESULTS LIKE THIS WITH YOU IN THE FUTURE.

OVER THE LAST SEVERAL WEEKS, ONE OF MY FOCUSES HAS BEEN GETTING TO KNOW OUR SOUTHTRUST COLLEAGUES AND DETERMINING THE EFFECTS THE MERGER WILL HAVE ON OUR MORTGAGE COMPANY.

I’M VERY EXCITED ABOUT THE POTENTIAL OF THIS MERGER. WE HAVE ALREADY FOUND MANY SIMILARITIES IN THE TWO COMPANIES.

SOUTHTRUST HAS BEEN VERY FOCUSED ON INVESTING IN AND GROWING THEIR MORTGAGE BUSINESS.

THEY HAVE HIRED APPROXIMATELY 100 LOAN OFFICERS OVER THE LAST YEAR AND RECENTLY BEGAN RETAINING MORTGAGE SERVICING.

IN ADDITION, WE HAVE IDENTIFIED SOME POTENTIAL OPPORTUNITIES WITH THEIR LOAN PROCESSING SYSTEM, UNIFI. WE HAVE ASKED OUR LPS TEAM TO CONTINUE WITH THEIR CURRENT STRATEGY BUT TO INCLUDE AN EVALUATION OF UNIFI TO IDENTIFY THE BEST DIRECTION FOR US TO PROCEED AS A COMBINED COMPANY.

ANOTHER TOPIC WE HAVE DISCUSSED IS THE POTENTIAL OPERATING DIFFERENCES BETWEEN THE TWO COMPANIES. SOUTHTRUST USES LOCAL PROCESSING AND REGIONAL UNDERWRITING AND CLOSING.

AS YOU KNOW, WE HAVE A CENTRALIZED BUSINESS MODEL. TO EVALUATE THE POTENTIAL OF BOTH MODELS, WE HAVE FORMED A TASK FORCE TO STUDY THIS STRATEGY.

I ALSO WANT TO NOTE THAT IN BOTH OF THESE CIRCUMSTANCES, WE COMMITTED TO SOUTHTRUST THAT THEY WOULD MAINTAIN THEIR CURRENT RETAIL PROCEDURES UNTIL DECEMBER OF 2005 TO MAKE SURE THAT CUSTOMERS EXPERIENCE A SMOOTH TRANSITION.

WE HAVE ALSO CREATED A MERGER PROJECT OFFICE FOR THE MORTGAGE COMPANY THAT IS BEING LED BY LISA COOKSON.

SHE HAS BROUGHT TOGETHER AN EXTENSIVE GROUP FROM BOTH WACHOVIA AND SOUTHTRUST TO BUILD THIS NEW INTEGRATED COMPANY.

DURING THIS PROCESS, WE WILL DEFINE A NUMBER OF KEY ACTIVITIES WHILE MAKING SURE WE PAY ATTENTION TO PEOPLE, PROCESSES, TECHNOLOGY, LEGAL ISSUES, AND MOST IMPORTANTLY, OPPORTUNITIES FOR OUR COMPANY TO BECOME A LARGER AND STRONGER COMPANY.

THE SELECTION PROCESS HAS BEEN FINALIZED AT THE CORPORATE LEVEL AND IT’S BEING FINALIZED IN OUR BUSINESS UNIT LEVEL AT THIS TIME.

IT WILL ALLOW BUSINESS UNIT LEADERS TO MAKE THE BEST CHOICES TO SUPPORT THE ORGANIZATIONAL STRUCTURE AND WE WILL ENSURE THAT THE PROCESS IS APPLIED FAIRLY AND CONSISTENTLY.

WE WILL BE HEARING MORE DETAILS ABOUT THIS PROCESS FROM YOUR LEADERS IN THE NEXT FEW WEEKS.